UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CONMED HEALTHCARE MANAGEMENT, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

20741M03

(CUSIP Number)

Steven E. Hartman Levine Leichtman Capital Partners, Inc. 335 N. Maple Drive, Suite 240 Los Angeles, CA 90210 (310) 275-5335	Joshua F. Opperer, Esq. Honigman Miller Schwartz and Cohn LLP 2290 First National Building 660 Woodward Ave Detroit, MI 48226 (313) 465-7000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

May 24, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D

CUSIP No. 20741M03

1	Name of Reporting Persons LEVINE LEICHTMAN CAPITAL PARTNERS, INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable.

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,209,870 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,209,870 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,870 (1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.4% (1)(2)

14	Type of Reporting Person (See Instructions) CO

(1)  Based upon information reported in the Schedule 13D/A filed May 13, 2011, as amended, on behalf of James H. Desnick, M.D. (the “Desnick 13D/A”).  Beneficial ownership of the common stock referred to herein is being reported solely because the Reporting Person may be deemed to beneficially own such shares for the purposes of Section 13(d) or 13(g) of the Act as a result of the Financing Letter described in Items 4 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(2)  Based upon 12,846,288 shares outstanding as of May 11, 2011, as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2011.

 SCHEDULE 13D

CUSIP No. 20741M03

1	Name of Reporting Persons ARTHUR E. LEVINE

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable.

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,209,870 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,209,870 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,870 (1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.4% (1)(2)

14	Type of Reporting Person (See Instructions) IN

(1)  Based upon information reported in the Desnick 13D/A. Beneficial ownership of the common stock referred to herein is being reported solely because the Reporting Person may be deemed to beneficially own such shares for the purposes of Section 13(d) or 13(g) of the Act as a result of the Financing Letter described in Items 4 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(2)  Based upon 12,846,288 shares outstanding as of May 11, 2011, as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2011.

 SCHEDULE 13D

CUSIP No. 20741M03

1	Name of Reporting Persons LAUREN B. LEICHTMAN

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable.

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,209,870 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,209,870 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,870 (1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.4% (1)(2)

14	Type of Reporting Person (See Instructions) IN

(1)  Based upon information reported in the Desnick 13D/A. Beneficial ownership of the common stock referred to herein is being reported solely because the Reporting Person may be deemed to beneficially own such shares for the purposes of Section 13(d) or 13(g) of the Act as a result of the Financing Letter described in Items 4 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(2)  Based upon 12,846,288 shares outstanding as of May 11, 2011, as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2011.

 SCHEDULE 13D

CUSIP No. 20741M03

This Amendment No. 1 amends and supplements the Schedule 13D of the Reporting Persons filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2011 (the “Statement”), as amended, relating to the shares of common stock, $.0001 par value per share (“Common Stock”), of Conmed Healthcare Management, Inc. (the “Company”).

ITEM 4.                                                 Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

On May 12, 2011, James H. Desnick, M.D. (“Desnick”) submitted to the Company’s Board of Directors a non-binding letter (the “Proposal”) proposing to acquire the Company at a purchase price of $3.85 per share of Common Stock, for a total of $57,008,000, based on the Company’s fully diluted shares outstanding (the “Proposed Transaction”).  On May 24, 2011, Desnick and the Company entered into an exclusivity agreement (the “Exclusivity Agreement”) pursuant to which the Company has agreed, among other things, not to solicit, initiate or encourage the submission of proposals or offers relating to the acquisition of the Company until the earlier of (i) 5:00 p.m., New York time, on June 24, 2011, (ii) the date on which a definitive agreement with Desnick with respect to the Proposed Transaction is entered into and (iii) the date on which Desnick determines not to proceed with the Proposed Transaction.  Levine Leichtman Capital Partners, Inc. (“LLCP”) is a third party beneficiary of the Exclusivity Agreement.  All references to the Exclusivity Agreement are qualified in their entirety by the Exclusivity Agreement, which is attached as Exhibit 10.4 and incorporated by reference.

The Reporting Persons cannot provide any assurances that any agreement with the Company relating to the proposed acquisition will receive approval from the Board of Directors of the Company or that the proposed acquisition will be completed.  Except as set forth in the Exclusivity Agreement, no binding obligation on the part of the Company, LLCP, or Desnick shall arise with respect  to the proposed acquisition unless and until definitive agreements have been executed and delivered.  Except for the Reporting Persons’ plans and proposals as set forth in the Financing Letter, the Proposal and the Exclusivity Agreement as described herein, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

ITEM 6.                                               Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

On May 24, 2011, Desnick and the Company entered into the Exclusivity Agreement.  LLCP is a third party beneficiary of the Exclusivity Agreement.  The description of the Exclusivity Agreement in Item 4 is incorporated by reference into this Item 6.

Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

ITEM 7.                                                   Material to be Filed as Exhibits.

Exhibit	Description
10.4	Exclusivity Agreement (incorporated by reference to Exhibit 4 of the Schedule 13D/A filed with the Commission on May 25, 2011 by James H. Desnick, M.D.)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

May 25, 2011

LEVINE LEICHTMAN CAPITAL PARTNERS, INC.,
a California corporation

By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description
10.4	Exclusivity Agreement (incorporated by reference to Exhibit 4 of the Schedule 13D/A filed with the Commission on May 25, 2011 by James H. Desnick, M.D.)